Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)
Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

March 31, 2010

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	March 31, 2010	December 31, 2009
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	30,518,214	32,457,323
Short-term investments (note 3)	8,025,845	10,932,101
Marketable securities	28,500	29,250
Amounts receivable	15,472	19,509
Prepaid expenses	176,509	101,653

	38,764,540	43,539,836

Bonding and other deposits (note 4)	2,819,176	2,920,835
Mineral properties (note 5)	29,925,641	29,733,296
Capital assets (note 6)	2,790,487	2,739,121
Equity investments (note 7)	2,769,117	2,769,117

	38,304,421	38,162,369

	77,068,961	81,702,205

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	925,128	1,046,963

Asset retirement obligation (note 8)	496,349	503,712

	1,421,477	1,550,675

Shareholders' equity (note 9)
Capital stock	144,053,337	144,053,337
Contributed surplus	13,857,921	13,671,699
Deficit	(82,263,774)	(77,573,506)

	75,647,484	80,151,530

	77,068,961	81,702,205

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed)  /s/ Jeffery T. Klenda, Director             (signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)
			Cumulative
			from
	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31,	March 31,	March 31,
	2010	2009	2010
	$	$	$

Expenses
General and administrative	1,319,540	1,360,188	28,673,069
Exploration and evaluation	922,259	1,236,265	45,649,039
Development	1,562,393	2,376,488	17,348,232
Write-off of mineral properties	-	63,561	422,084

	(3,804,192)	(5,036,502)	(92,092,424)

Interest income	105,265	400,743	7,074,619
Loss on equity investments (note 7)	(2,626)	-	(20,481)
Foreign exchange gain (loss)	(987,965)	634,331	1,074,163
Other income (loss)	(750)	6,500	902,849

Loss before income taxes	(4,690,268)	(3,994,928)	(83,061,274)

Recovery of future income taxes	-	-	797,500

Net loss and comprehensive loss for the period	(4,690,268)	(3,994,928)	(82,263,774)

Deficit - Beginning of period	(77,573,506)	(58,840,688)	-

Deficit - End of period	(82,263,774)	(62,835,616)	(82,263,774)

Weighted average number of common shares outstanding:
Basic and diluted	93,940,568	93,684,163

Loss per common share:
Basic and diluted	(0.05)	(0.04)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

			Cumulative
			from
	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31,	March 31,	March 31,
	2010	2009	2010
	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(4,690,268)	(3,994,928)	(82,263,774)
Items not affecting cash:
Stock based compensation	186,222	280,489	15,899,293
Amortization of capital assets	101,030	153,129	1,253,645
Provision for reclamation	7,293	76,966	525,415
Write-off of mineral properties	-	63,561	422,084
Foreign exchange loss (gain)	988,296	(634,331)	(1,073,763)
Gain on sale of assets	-	-	(1,078,996)
Non-cash exploration costs (credits)	-	-	1,819,225
Other loss (income)	750	(6,500)	2,498
Future income taxes	-	-	(797,500)
Change in non-cash working capital items:
Amounts receivable	3,716	65,688	(4,619)
Prepaid expenses	(78,913)	(40,240)	(186,578)
Accounts payable and accrued liabilities	(108,707)	(952,839)	769,245
	(3,590,581)	(4,989,005)	(64,713,825)

Investing activities
Mineral property costs	(181,541)	(91,143)	(11,140,114)
Purchase of short-term investments	(6,468,703)	(436,725)	(171,355,639)
Sale of short-term investments	9,185,029	2,733,051	164,778,189
Decrease (increase) in bonding and other deposits	17,997	(1,248,153)	(2,973,115)
Payments from venture partner	-	-	146,806
Proceeds from sale of data base and capital assets	-	-	1,109,300
Purchase of capital assets	(152,396)	(128,714)	(4,028,469)
	2,400,386	828,316	(23,463,042)

Financing activities
Issuance of common shares and warrants for cash	-	-	122,668,053
Share issue costs	-	-	(2,569,025)
Proceeds from exercise of warrants and stock options	-	-	18,569,324
Payment of New Frontiers obligation	-	-	(17,565,125)
	-	-	121,103,227

Effects of foreign exchange rate changes on cash	(748,914)	339,709	(2,408,146)

Net change in cash and cash equivalents	(1,939,109)	(3,820,980)	30,518,214
Beginning cash and cash equivalents	32,457,323	25,799,735	-
Ending cash and cash equivalents	30,518,214	21,978,755	30,518,214
Non-cash financing and investing activities:
Common shares issued for properties	-	409,500	1,164,750

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010

(expressed in Canadian dollars)
1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties primarily in the United States with additional exploration interests in Canada.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. The accounting policies used in the preparation of the unaudited interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2009 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	March 31	December 31,
	2010	2009
	$	$

Cash on deposit at banks	234,374	308,918
Guaranteed investment certificates	-	287,500
Money market funds	25,442,640	25,564,505
Certificates of deposit	4,841,200	6,296,400

	30,518,214	32,457,323

The Company’s cash and cash equivalents of $30.5 million and short-term investments of $8.0 million consist of Canadian dollar and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.25% and mature at various dates up to January 15, 2011.  The instruments with initial maturity over ninety days have been classified as short-term investments.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010

(expressed in Canadian dollars)

These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.0 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government leaving approximately $30.2 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at March 31, 2010, the Company does not consider any of its financial assets to be impaired.

4.	Bonding and other deposits

Bonding and other deposits include $2,819,176 (December 31, 2009 – $2,920,835) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete.

5.	Mineral properties

		USA	Canada	Total

	Lost Creek/	Other US	Canadian
	Lost Soldier	Properties	Properties
	$	$	$	$

Balance, December 31, 2009	24,324,656	4,884,973	523,667	29,733,296

Acquisition costs	-	60,496	-	60,496
Staking and claim costs	-	131,849	-	131,849

Balance, March 31, 2010	24,324,656	5,077,318	523,667	29,925,641

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek and Lost Soldier projects and a development database.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other U.S. Properties

The Company holds other mineral properties in the U.S. including EN, LC North and LC South as well as other exploration properties.

During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Muggins Mountain claims in Arizona.

Canada

The Company's Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010

(expressed in Canadian dollars)

6.	Capital assets

	March 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Light vehicles	661,743	370,366	291,377	661,743	345,993	315,750
Heavy mobile equipment	473,335	230,735	242,600	473,336	209,197	264,139
Machinery and equipment	806,972	430,359	376,613	791,252	398,435	392,817
Furniture and fixtures	224,173	85,689	138,484	221,867	78,561	143,306
Computer equipment	202,117	101,444	100,673	202,117	93,504	108,613
Software	170,527	110,565	59,962	170,528	102,438	68,090
Pre-construction costs	1,580,778	-	1,580,778	1,446,406	-	1,446,406

	4,119,645	1,329,158	2,790,487	3,967,249	1,228,128	2,739,121

7.	Equity investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, the other member is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

8.	Asset retirement obligation

The Company has recorded $496,349 for asset retirement obligations (December 31, 2009 – $503,712) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010

(expressed in Canadian dollars)

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders’
	Shares	Amount	Surplus	Deficit	Equity
	#	$	$	$	$

Balance, December 31, 2009	93,940,568	144,053,337	13,671,699	(77,573,506)	80,151,530

Non-cash stock compensation	-	-	186,222	-	186,222
Net loss and comprehensive loss	-	-	-	(4,690,268)	(4,690,268)

Balance, March 31, 2010	93,940,568	144,053,337	13,857,921	(82,263,774)	75,647,484

Issuances

There were no stock issuances during the three months ended March 31, 2010.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2009	8,361,452	1.65
Granted	798,537	0.81
Exercised	-	-
Forfeit	(2,525)	0.84
Expired	(121,825)	1.84

Outstanding, March 31, 2010	9,035,639	1.57

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010

(expressed in Canadian dollars)

As at March 31, 2010, outstanding stock options are as follows:

		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number	contractual	Number	contractual
$	of options	life (years)	of options	life (years)	Expiry

1.25	2,400,800	0.6	2,400,800	0.6	November 17, 2010
2.01	75,000	1.0	75,000	1.0	March 25, 2011
2.35	1,450,000	1.1	1,450,000	1.1	April 21, 2011
2.75	379,200	1.5	379,200	1.5	September 26, 2011
4.75	30,000	2.1	30,000	2.1	May 15, 2012
3.67	200,000	2.3	200,000	2.3	July 15, 2012
3.00	437,500	2.4	437,500	2.4	August 9, 2012
3.16	50,000	2.5	50,000	2.5	September 17, 2012
2.98	50,000	2.5	50,000	2.5	October 5, 2012
4.07	30,000	2.6	30,000	2.6	November 7, 2012
2.11	25,000	3.0	25,000	3.0	March 19, 2013
1.65	920,000	3.1	920,000	3.1	May 8, 2013
1.72	25,000	3.4	25,000	3.4	August 6, 2013
0.71	975,977	3.9	741,983	3.9	February 9, 2014
0.64	75,000	3.9	40,500	3.9	March 11, 2014
0.90	1,113,625	4.4	356,489	4.4	September 2, 2014
0.85	50,000	4.8	5,000	4.8	February 1, 2015
0.81	748,537	4.9	74,856	4.9	March 5, 2015

1.57	9,035,639	2.4	7,291,328	1.9

During the three months ended March 31, 2010, the Company recorded a total of $186,222 related to stock option compensation (2009 – $280,489).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the three months ended March 31, 2010 and 2009 was determined using the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Expected option life (years)	3.12 - 3.14	2.9
Expected volatility	81-82%	83%
Risk-free interest rate	1.7-1.9%	1.4%
Forfeiture rate	4.3%	4.6%
Expected dividend rate	0%	0%

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010

(expressed in Canadian dollars)

10.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in the United States and Canada.  Capital assets segmented by geographic area are as follows:

	March 31, 2010
	United States	Canada	Total
	$	$	$

Bonding and other deposits	2,819,176	-	2,819,176
Mineral properties	29,401,974	523,667	29,925,641
Capital assets	2,788,466	2,021	2,790,487
Investments	2,769,117	-	2,769,117

	December 31, 2009
	United States	Canada	Total
	$	$	$

Bonding and other deposits	2,920,835	-	2,920,835
Mineral properties	29,209,629	523,667	29,733,296
Capital assets	2,736,940	2,181	2,739,121
Investments	2,769,117	-	2,769,117

11.	Commitments

Although construction of the Lost Creek plant will not begin until receipt of the necessary authorizations, request for quotations for all major process equipment at the Lost Creek project have been prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2010.

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  Payments of US$861,370 have been made with the final payment due upon completion.  An additional purchase order for US$319,357 was also issued during the second quarter in order to initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.